UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         BAY APARTMENT COMMUNITIES, INC.
                  (Name of issuer as specified in its Charter)



                     Common Stock, Par Value $0.01 Per Share
                         (Title of class of securities)


                                    072012107
                                 (CUSIP Number)

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7019
             -------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 23, 1997
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)


                              (Page 1 of 7 Pages)

                                          SCHEDULE 13D

--------------------------                         --------------------------
CUSIP No. 0005543821                                   Pages 2 of 7 Pages
--------------------------                         --------------------------



    1     NAME OF REPORTING PERSON

          Stichting Pensioenfonds ABP

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) |_|

                                                                   (b) |_|

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*   00

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                      |_|

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION  The Kingdom of the Netherlands

--------------------------------------------------------------------------------

          NUMBER OF         7     SOLE VOTING POWER       --  1,385,000
           SHARES      ---------------------------------------------------------
        BENEFICIALLY        8     SHARED VOTING POWER     --
          OWNED BY     ---------------------------------------------------------
            EACH            9     SOLE DISPOSITIVE POWER         --  1,385,000
          REPORTING    ---------------------------------------------------------
           PERSON          10     SHARED DISPOSITIVE POWER  --  169,100
            WITH

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,554,100
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                     |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              7.0%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*    EP

--------------------------------------------------------------------------------


                              (Page 2 of 7 Pages)

Item 1.   Security and Issuer.
------    -------------------

                  This statement relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Bay Apartment Communities, Inc. (the "Issuer"). The Issuer is incorporated in Maryland and has its principal executive offices located at 4340 Stevens Creek Boulevard, #275, San Jose, California 95129.

Item 2.   Identity and Background.
------    -----------------------

                  This statement is filed by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2889, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:


                              PRINCIPAL
NAME                          OCCUPATION                   CITIZENSHIP               BUSINESS ADDRESS
----                          ----------                   -----------               ----------------

J. Kleiterp                   Executive Chairman           The Netherlands           Bestuur Abp
                              of the Board of                                        P.O. Box 30909
                              Trustees of the Fund                                   2500 GX DEN HAAG

H.J. Albersen                 Trustee of the Fund          The Netherlands           CMHF
                                                                                     P.O. Box 80204
                                                                                     2508 AM DEN HAAG

E.J. Anneveld                 Trustee of the Fund          The Netherlands           C.F.O.
                                                                                     P.O. Box 84501
                                                                                     2508 AM DEN HAAG

W. Drees                      Trustee of the Fund          The Netherlands           Wieringenmeen 36
                                                                                     3844 NA HARDERWIJK

P.H. Holthuis                 Trustee of the Fund          The Netherlands           Ministerie van O&W/ BR/DG
                                                                                     P.O. Box 25000
                                                                                     2700 LZ ZOETERMEER

L. Koopmans                   Trustee of the Fund          The Netherlands           Lange Voorhout 86, app. 24
                                                                                     2514 EJ DEN HAAG

R. van Leeuwen                Trustee of the Fund          The Netherlands           ABOP
                                                                                     Herengracht 54
                                                                                     1015 BN AMSTERDAM


                               (Page 3 of 7 Pages)


                              PRINCIPAL
NAME                          OCCUPATION                   CITIZENSHIP               BUSINESS ADDRESS
----                          ----------                   -----------               ----------------

C.L.J. V. Overbeek            Trustee of the Fund          The Netherlands           Katholieke Onderwijs
                                                                                     Vakorganisatie
                                                                                     Verrijn Stuartlaan 36
                                                                                     2280 EL RIJSWIJK

A.C. van Pelt                 Trustee of the Fund          The Netherlands           Ned. Gennootschap van
                                                                                     Leraren
                                                                                     P.O. Box 407
                                                                                     3300 AK DORDRECHT

D.M. Sluimers                 Trustee of the Fund          The Netherlands           Ministerie van Financien
                                                                                     Casuariestraat 32
                                                                                     2511 VB DEN HAAG

A.F.P.M. Scherf               Trustee of the Fund          The Netherlands           Icaruslaan 20
                                                                                     5631 LD EINDHOVEN

X.J. den Uyl                  First Deputy Chairman        The Netherlands           Linnaeuslaan 14
                              of the Fund                                            2012 PP HAARLEM

J.W.E. Neervens               Executive Chairman of        The Netherlands           ABP
                              the Board of Directors                                 Oude Lindestraat 70
                              of the Fund                                            6411 EJ HEERLEN

J.F. Maassen                  Member of the Board of       The Netherlands           ABP
                              Directors of the Fund                                  Oude Lindestraat 70
                                                                                     6411 EJ HEERLEN

J.M.G. Frijns                 Member of the Board of       The Netherlands           ABP
                              Directors of the Fund                                  Oude Lindestraat 70
                                                                                     6411 EJ HEERLEN


                  During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.





                               (Page 4 of 7 Pages)

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

                  On April 23, 1997, the Fund acquired 1,385,000 Shares of Common Stock directly from the Issuer in an offering registered under the Securities Act of 1933, as amended, at a price of U.S. $36.125 per Common Share, raising the number of shares of Common Stock beneficially owned by the Fund to 1,554,100 (approximately 7.0% of aggregate number of shares outstanding) and requiring the Fund to file this statement on Schedule 13D.

                  The funds for the foregoing purchase of shares of Common Stock by the Fund were supplied from Dutch public sector pensioners' contributions to the Fund.


Item 4.   Purpose of Transaction.
------    ----------------------

                  The Fund has acquired Common Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

                               (Page 5 of 7 Pages)

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

                  (a)-(b) As of the date hereof, the Fund beneficially owns and has the sole power to vote and dispose of 1,385,000 shares of Common Stock. The Fund beneficially owns and has shared power to dispose of an additional 169,100 shares of Common Stock held by the Fund in two securities accounts with ABN AMRO BANK N.V. managed by ABKB/LaSalle Securities and Cohen & Steers Capital Management, respectively. Based on information provided by the Issuer to the Fund on April 25, 1997, the shares of Common Stock beneficially owned by the Fund constitute approximately 7.0% of the outstanding shares of Common Stock. To the knowledge of the Fund, no shares of Common Stock are beneficially owned by any director or executive officer listed under Item 2 above.

                  (c) The Fund has effected the following purchases directly from the Issuer in an offering registered under the Securities Act of 1933, as amended, of Common Stock during the past 60 days:

                DATE OF                 NUMBER OF                  PRICE
               PURCHASE              SHARES PURCHASED            PER SHARE
               --------              ----------------            ---------
            April 23, 1997              1,385,000               U.S. $36.125



                  The Fund has effected no open market purchases of Common Stock in the past 60 days.

                  (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Fund.

                  (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

                  Neither the Fund nor any of its executive officers or directors has any contracts, arrangements or understandings with any person with respect to any securities of the Issuer.

                               (Page 6 of 7 Pages)

Item 7.  Material to Be Filed as Exhibits.
------   --------------------------------

                  None.


                                    Signature
                                    ---------



                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 1997                     STICHTING PENSIOENFONDS ABP




                                        By s/s J. Mensonides
                                          --------------------------------
                                           Name:  J. Mensonides
                                           Title:   Managing Director
                                                    Equity Investments



                                        By s/s P.A.W.M. Spijkers
                                          --------------------------------
                                           Name:  P.A.W.M. Spijkers
                                           Title:    Managing Director
                                                    Fixed Income Investments



                               (Page 7 of 7 Pages)